Exhibit 99.1

21Vianet Group, Inc. Announces the Pricing of RMB2 Billion Bonds

Beijing, June 18, 2013—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that the Company has priced the offering of RMB2 billion in aggregate principal amount of the RMB denominated bonds due 2017 at an interest rate of 6.875% per annum (the “Bonds”). The Bonds are being offered outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended.

Interest on the Bonds is payable semi-annually in arrears on, or nearest to, June 26 and December 26 in each year, commencing on December 26, 2014. The Bonds are not rated.

The Company intends to use the Bonds proceeds to add new data centers, to fund acquisitions, to purchase, pursuant to a tender offer, the RMB denominated bonds due in March 2016 with RMB1 billion in aggregate principal amount and a coupon rate of 7.875% per annum (the “2016 Bonds”) issued by the Company in March 2013, to pay the consent fee pursuant to the invitation to all holders of the 2016 Bonds to approve certain modifications to the terms and conditions of the 2016 Bonds and for general corporate purposes.

The Company has received approval in principal for the Bonds to be listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited (the “SGX-ST”). Admission of the Bonds to the Official List of SGX-ST is not to be taken as an indication of the merits of the Company and its subsidiary or affiliated entities or the Bonds.

Barclays Bank PLC is acting as the sole global coordinator, bookrunner and lead manager for the transaction.

The Company expects to close the offering of the Bonds on or about June 26, 2014, subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Bonds, and shall not constitute an offer, solicitation or sale of the Bonds in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. No public offering of the Bonds will be made in the United States, and the Company does not intend to register any part of the offering in the United States.

This press release contains information about the pending offering of the Bonds, and there can be no assurance that the offering will be completed.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of several thousand customers that range from Fortune 500 conglomerates, government entities, blue-chip enterprises to small- and mid-sized business enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year of 2014 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com